SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Intersections Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

460981301

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 16,165
	6.	Shared Voting Power 2,975,703
	7.	Sole Dispositive Power 16,165
	8.	Shared Dispositive Power 2,975,703
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,991,868
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,975,703
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,975,703
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,975,703
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.1%
12.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,352,417
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,352,417
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,417
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 826,792
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 826,792
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,792
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 355,198
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 355,198
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,198
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460981301

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 441,296
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 441,296
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,296
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of February 15, 2015, the Reporting Persons are disclosing their beneficial ownership in Intersections Inc. (“Intersections” or the “Issuer”) on Schedule 13D instead of Schedule 13G. The Reporting Persons previously disclosed their beneficial ownership in the Issuer on Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2014.

ITEM 1. Security and Issuer.

The name of the issuer is Intersections Inc. (the “Issuer”). The principal executive office of the Issuer is located at 3901 Stonecroft Boulevard, Chantilly, VA 20151.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) (4) Osmium Diamond, LP (“Fund IV”, and collectively with Fund I, Fund II, and Fund III, the “Funds”); (5) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (6) John H. Lewis, a United States Citizen (“Lewis”). Osmium Partners serves as the general partner of Fund I, Fund II , Fund III and Fund IV. Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II, Fund III and Fund IV is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II, Fund III and Fund IV. Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $18,068,888.54 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis individually in making his purchase of the shares of Common Stock owned by him personally in the aggregate was $100,270.73 from his personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its

Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

On February 15, 2015, Osmium Partners and the Issuer entered into a Confidentiality Agreement (the “Agreement”), pursuant to which the Issuer agreed to share certain confidential information. The Agreement provides, among other things, that for one year from the termination of the Agreement, neither Osmium Partners nor its non-publicly traded affiliates will solicit for employment or cause to leave the employ of the Issuer any individual that serves as an officer or key employee. The Agreement further includes a standstill provision providing that that until February 15, 2016, Osmium Partners will not (a) effect or participate in, (i) any acquisition of any securities or assets of the Issuer; (ii) any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Issuer; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act); (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Issuer, (d) take any action which might reasonably be expected to force the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; (e) acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any loans, debt securities, equity securities or assets of the Issuer or any of its subsidiaries, or rights or options to acquire interests in any of the Issuer’s loans, debt securities, equity securities or assets, except that Osmium Partners may beneficially own up to 19.9% of the Issuer’s outstanding common stock (and may own an amount in excess of such percentage solely to the extent resulting exclusively from actions taken by the Issuer) or (f) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,352,471 shares of Common Stock representing 7.3% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 826,792 shares of Common Stock representing 4.5% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 355,198 shares of Common Stock representing 1.9% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 441,296 shares of Common Stock representing 2.4% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 2,975,703 shares of Common Stock held by them, representing 16.1% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Mr. Lewis individually owns 16,165 shares of Common Stock representing 0.1% of all of the outstanding shares of Common Stock. Mr. Lewis may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 2,991,868 shares of Common Stock representing 16.2% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 18,530,627 shares of Common Stock outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 as filed with the SEC on November 12, 2014.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,352,417 shares of Common Stock, 826,792 shares of Common Stock, 355,198 shares of Common Stock and 441,296 shares of Common Stock reported herein, respectively. Mr. Lewis, individually, has the power to vote or direct the vote of and to dispose or direct the disposition of the 16,165 shares of Common Stock reported herein as individually owned by him.

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/5/2015	2,965	3.42	Non-open market cross-trade with John H. Lewis (Acquisition by Osmium Capital, LP)
2/11/2015	61	3.42	Non-open market cross-trade with John H. Lewis (Acquisition by Osmium Capital, LP)

John H. Lewis

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/5/2015	2,965	3.42	Non-open market cross-trade with Osmium Capital, LP (Disposition by John H. Lewis)
2/11/2015	61	3.42	Non-open market cross-trade with Osmium Capital, LP (Disposition by John H. Lewis)

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Agreement set forth above in Item 4 is incorporated herein by reference in response to this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2015

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Confidentiality Agreement by and between Osmium Partners, LLC and Intersections Inc., dated February 15, 2015